Exhibit 99.3

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Key Operational Statistics for Q3 2020

(Hong Kong, October 22, 2020) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its key operational statistics for the third quarter of 2020.

The Company achieved a total net production of 131.2 million barrels of oil equivalent (“BOE”) for the third quarter of 2020, representing an increase of 5.1% year-over-year (“YoY”). Production from China increased by 10.4% YoY to 88.6 million BOE, mainly attributable to commencement of new projects such as Luda 21-2/ Luda 16-3 regional development project and Dongfang 13-2 gas fields development project. Production from overseas decreased by 4.6% YoY to 42.6 million BOE, mainly due to the reduced production of Egina project in Nigeria and Long Lake oil sands project in Canada under low oil prices.

During the period, the Company made four new discoveries and successfully drilled 14 appraisal wells. In offshore China, new breakthroughs were made in the expanded exploration of the buried hills near Bozhong 19-6, which is expected to be a mid-sized oil and gas structure. In overseas, the 17th and 18th new discoveries of Yellowtail-2 and Redtail-1 were made in the Stabroek block in Guyana, further increasing the recoverable resources of the block. Regarding development and production, four new projects commenced production in this quarter, namely, Nanbao 35-2 oil field S1 area, Jinzhou 25-1 oil field 6/11 area, Liuhua 16-2 oil field / Liuhua 20-2 oil field joint development project and Bozhong 19-6 condensate gas field pilot area.

For the third quarter of 2020, the Company’s average realised oil price decreased by 29.3% YoY to US$43.03 per barrel, in line with international oil price trends. The Company’s average realised gas price was US$5.85 per thousand cubic feet, increased by 2.0% YoY, primarily due to the increased proportion of gas production with higher realised price in China. The unaudited oil and gas sales revenue of the Company reached approximately RMB 35.55 billion during the period, down 26.8% YoY, mainly due to the combined effect of lower realised oil price, higher oil and gas sales volume and exchange rate fluctuations.

During the period, following the established strategy to cope with low oil prices, the Company continued to promote cost controls and efficiency enhancement, effectively reduced capital expenditures while ensuring workloads. The capital expenditure for the third quarter of 2020 decreased by 5.8% YoY to approximately RMB18.40 billion, in line with the target after annual adjustment.

Mr. Xu Keqiang, CEO of the Company, commented, “In the third quarter, the Company continued to promote cost controls while enhancing quality and efficiency. As a result, our production performance was in line with the annual target. Facing the challenging operating environment, we will stay confident and focused, striving to meet our annual targets thereby creating greater value for our shareholders.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com